EXHIBIT 8.1

List of subsidiaries of Yanzhou Coal Mining Company Limited

Name of Subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company		Proportion of voting power held	Principal activities
			Directly	Indirectly
Austar	Australia	AUD30,000,000	—	100%	100%	Coal mining business
Heze Nenghua (note)	PRC	RMB600,000,000	95.67%	—	95.67%	Development of ancillary projects
Yancoal	Australia	AUD30,000,000	100%	—	100%	Investment holding
Yanmei Shipping (note)	PRC	RMB5,500,000	92%	—	97%	Transportation via rivers and lakes and the sales of coal and construction materials
Yulin (note)	PRC	RMB800,000,000	97%	—	97%	Development of 600,000 tonnes Methanol Project
Zhongyan Trade Co., Ltd. (“Zhongyan”) (note)	PRC	RMB2,100,000	52.38%	—	52.38%	Trading and processing of mining machinery

Note: Yanmei Shipping, Yulin, Zhongyan and Heze are established in the PRC as limited liability companies.